

February 24, 2014

Via E-mail
Daniel W. Houser
Chief Financial Officer
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114

      Re: International Speedway Corporation
                  Form 10-K for Fiscal Year Ended November 30, 2013
                  Filed January 28, 2014
                  File No. 000-02384

Dear Mr. Houser:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Current Operations Comparison, page 26
Comparison of Fiscal 2013 to Fiscal 2012, page 26

1. We note that your discussion of the changes in certain revenue and expense line items indicates that several factors accounted for the change in the amount of the revenue/expense, and sometimes also include an offsetting amount. For example, you disclose that the increase in motorsports related revenue is largely attributable to increases in television broadcast revenue for certain events held during fiscal 2013 and specifically, during Speedweeks at Daytona. Also contributing to the increase was an increase in the payout of fiscal 2012 ancillary rights fees during fiscal 2013. Partially

offsetting the increases were lower Motor Racing Network advertising and Sprint Vision revenues. Please revise to quantify each of the identified underlying causes of material increases or decreases in the income statement line items in order to put the changes in proper context.

Liquidity and Capital Resources, page 30
General, page 30

2. Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader's understanding. In this regard, we note that you have included disclosure of significant cash flow items during the fiscal years ended November 30, 2011, 2012, 2013. Please revise to include a discussion for the reasons for the changes in these amounts and any other significant cash flow items. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of regulation S-K.

Long-Term Obligations and Commitments, page 32

3. We note from your disclosures that several of your current debt obligations contain restrictive covenants. Please revise this section of MD&A and Note 7 to your financial statements to disclose the nature and terms of these restrictive covenants. Also, please revise to disclose whether or not you were in compliance with these covenants as of November 30, 2013.

DAYTONA Rising: Reimagining an American Icon, page 33

4. We note your disclosure that you have identified existing assets that are expected to be impacted by the redevelopment and that those assets will require accelerated depreciation or losses on asset retirements, totaling approximately $50 million over the approximate 26-month project time span. Please explain to us how you evaluated these assets for potential impairment under the guidance in ASC 360-10-35 as of November 30, 2013.

5. We note your disclosure that you expect that by providing your fans with a better experience as well as an expansive platform for your marketing partners upon completion in 2016, this project will provide an immediate incremental lift in Daytona international Speedway's revenues of approximately $20 million, and EBITDA lift of approximately $15 million with a mid-single-digit growth rate. In light of the fact that this forward-looking information is not in the form of a comprehensive forecast of revenue and net earnings, please revise to disclose how revenue and operating efficiencies may vary given the assumptions underlying this forward-looking information.

Notes to the Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 46

6. We note from your disclosure in MD&A that Motorsports related revenue represented 69.5% of your total revenue in 2013. We further note from page 18 that motorsports related revenue includes television and ancillary media rights fees, promotion and sponsorship fees, hospitality rentals, advertising revenues, royalties from licenses of your trademarks, parking and camping, and track rentals. It does not appear however, that your revenue recognition policy disclosure in Note 1 includes a discussion of several of these revenue sources. Please revise your revenue recognition policy disclosure in Note 1 to ensure that your disclosure addresses your revenue recognition policy for each source of revenue.

Note 5. Equity Method and Other Investments, page 48

7. We note your disclosure that on August 5, 2013, you sold a 676 acre parcel of property in Staten Island for $80 million and received $7.5 million, less closing and admin costs, at the closing date and the remaining sales price was financed with a secured mortgage interest. We also note that due to the low level of initial investment at closing and the amount of continuing investment, you have accounted for this transaction using the cost recovery method, and have deferred recognition of any profits until the carrying amount of the property is recovered, which will not be until the final payment is made. Please tell us, and revise to disclose the amount of the profit that is expected to be recognized at the time the final payment is made.

Note 15. Quarterly Data (Unaudited), page 59

8. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the accelerated depreciation recorded due to the shortening of service lives of certain assets, and asset retirement losses. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief